Exhibit 99.1

Aurinia Pharmaceuticals Announces Voclosporin Meets Primary Endpoint in Phase IIB AURA-LV Study in Lupus Nephritis

Conference call and webcast at 8am ET

  First therapeutic agent to meet primary endpoint in a global clinical trial for active lupus nephritis (LN)
  Voclosporin shown to have statistically significant improvement in both complete and partial remission in the presence of forced steroid taper

VICTORIA, British Columbia--(BUSINESS WIRE)--August 15, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced positive top-line results from the Phase 2b AURA-LV (AURA) clinical study in patients with active lupus nephritis (LN). The trial achieved its primary endpoint, demonstrating statistically significantly greater complete remission (CR) (as defined by confirmed urinary protein/creatinine ratio of ≤0.5 mg/mg at 24 weeks and confirmed at 26 weeks) in patients treated with 23.7 mg of voclosporin twice daily (p=0.045). Both treatment arms, 23.7 mg and 35.9 mg twice daily also showed a statistically significant improvement in the rate of achieving partial remission (PR) at 24 weeks (p=0.007; p=0.024). Each arm of the study included the current standard of care of mycophenolate mofetil (MMF) as background therapy and a forced steroid taper to 5 mg/day by week 8 and 2.5 mg by week 16. No unexpected safety signals were observed and voclosporin was shown to be well tolerated.

“We are very pleased by these encouraging results and are grateful to those that participated in our clinical trials,” said Neil Solomons, M.D., Aurinia’s Chief Medical Officer. “The AURA study was conducted under rigorous and stringent criteria, enhancing our confidence in voclosporin’s potential ability to provide a substantial improvement over the currently accepted standard of care, especially given that study participants had such active disease and were exposed to such a low corticosteroid load. We continue to work diligently towards our goal of improving long-term outcomes for these patients.”

Based on the results of the 24-week analysis, Aurinia plans to meet with the U.S. Food and Drug Administration in the fourth quarter of 2016 to discuss these data and the drug’s subsequent clinical development and path to registration in LN. Further analyses of the data will also be conducted and will be released later this year. Additionally, the Company plans to submit the results for presentation at a major medical meeting in the near future. The study will continue through 48 weeks, and these data will be available for release in early 2017.

Mary Anne Dooley, M.D., a rheumatologist, LN expert and Chief Investigator on the study, stated “These preliminary results show great promise and could potentially change the current treatment paradigm for LN. The remission rates show a meaningful improvement over the current standard of care. Achieving this result given the taper to low dose steroids represents a significant advance. Given the side effects of corticosteroids, limiting the dose could substantially enhance a patient’s quality of life.”

“The results of this trial are welcomed and exciting news for people with lupus and their doctors who are eager to have more tolerable and effective treatments options," said Sandra. C. Raymond, President and Chief Executive Officer of the Lupus Foundation of America. “Lupus kidney disease (lupus nephritis) is one of the most serious and potentially life-threatening complications of this autoimmune disease, affecting as many as 60 percent of people with lupus. This trial of voclosporin along with standard of care is the first trial of a potential treatment for active lupus nephritis to reach its primary endpoint, offering hope to individuals with lupus kidney disease. We look forward to the timely commencement of a Phase 3 trial; and, should the findings confirm this study, the addition of this regimen to the arsenal of treatments available to people who have waited far too long for medicines that improve the quality of their lives.”

Conference Call and Webcast Details

Aurinia will host a conference call and webcast today, August 15, 2016 at 8:00 a.m. Eastern Daylight Time to discuss the AURA-LV study results. In order to participate in the conference call, please dial +1-877-407-9170 (Toll-free US & Canada). An audio webcast can be accessed under "Webcasts" through the “Investors” section of the Aurinia corporate website at www.auriniapharma.com. A replay of the webcast will be available on Aurinia’s website for 45 days.

AURA-LV Trial Design

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” compared the efficacy of voclosporin added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) against standard of care with placebo in achieving complete remission (CR) in patients with active LN. It enrolled 265 patients at centers in over 20 countries worldwide. On entry to the study, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of highly active nephritis.

Patients were randomized to one of two dosage groups of voclosporin (23.7 mg BID and 39.5 mg BID) or placebo, with all patients also receiving mycophenolate mofetil and oral corticosteroids as background therapy. All patients had an initial IV dose of steroids (500-1000 mg) and then were started on 20-25 mg/daily, which was tapered down to a low dose of 5 mg daily by week 8 and 2.5 mg daily by week 16.

The primary endpoint was a measure of the number of patients who achieved CR at 24 weeks (confirmed at 26 weeks); CR was defined as a protein/creatinine ratio of ≤0.5 mg/mg as well as normal stable renal function (eGFR ≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of ≥20%.).

Secondary endpoints included durability of remission, CR as per the primary analysis at 48-weeks and extra-renal lupus activity (SLEDAI), which will be evaluated and reported at a later date.

Summary of Results

The groups were generally well-balanced for age, gender and race, however when considered together, the proteinuria and GFR data suggest that disease severity was greater for the low-dose voclosporin group.

Efficacy

  The primary endpoint of CR was met for the low-dose voclosporin group in the ITT analysis (p=0.045). 32.6% of patients on low dose achieved CR, compared to 27.3% on high dose and 19.3% in the control arm.
  The odds ratio indicates that patients were twice as likely to achieve CR at 24 weeks compared to the control arm (OR=2.03).
  The primary endpoint was re-analyzed using the 24-hour urine data in place of First Morning Void (FMV) collections, confirming the finding that patients were twice as likely to achieve CR at 24 weeks compared to the control arm (p=0.047; OR=2.12).
  Both voclosporin groups had a significantly faster time to CR (UPCR ≤ 0.5 mg/mg) than the control arm. Results of time to CR for co-variate analyses were broadly consistent with overall efficacy rates in those sub-groups.
  The secondary endpoint of PR (50% reduction in UPCR over baseline) was met for both voclosporin groups in the ITT analysis with 69.7% of patients on low dose achieving PR (p=0.007) and 65.9% in the high dose group (p=0.024). 49.4% of patients in the control arm achieved PR.
  Time to PR was similar (4 weeks) in the two voclosporin groups and was shorter than what was observed in the control group (6.6 weeks).

Safety

  The overall rate of adverse events (AEs) was similar across all groups.
  The overall rate of serious adverse events (SAEs) was higher in both voclosporin groups but the nature of SAEs is consistent with highly active LN.
  The overall pattern of AEs and SAEs was consistent with that observed in other LN studies.
  There were 13 deaths across the trial: (2) in the high-dose voclosporin arm; (10) in the low-dose voclosporin arm (10); and (1) in the control arm, with the majority of overall deaths (11/13) occurring in Asia. All deaths were assessed by the Investigator as being unrelated to study treatment. No dose relationship was observed for the deaths.

About Lupus Nephritis (LN)

Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients in other indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is headquartered in Victoria, BC and focuses its development efforts globally.

Forward Looking Statements

This press release contains forward-looking statements, including statements related to Aurinia's regulatory strategy (including plans to meet with the U.S. Food and Drug Administration to discuss these data and the voclosporin’s subsequent clinical development and path to registration in LN), Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study, and the efficacy and commercial potential of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Aurinia Pharmaceuticals Inc.
Celia Economides, MPH, 917-941-9059
Associate VP, IR, Communications & Advocacy
ceconomides@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire
bmire@renmarkfinancial.com
or
Laura Welsh
lwelsh@renmarkfinancial.com
416-644-2020 or 514-939-3989